Exhibit 12.1

	Years Ended December 31
	2015	2014	2013	2012	2011

Including Interest Paid on Deposits:
Earnings before income taxes	$31,889	$21,002	$19,762	$18,852	$15,022

Combined fixed charges:
Interest expense on deposits	5,604	4,416	4,962	5,607	5,707
Interest expense on trust preferred securities	1,365	1,365	1,365	1,365	1,366
Interest expense on subordinated debentures	1,261	—	—	—	—
Interest expense on borrowed funds	1,899	1,679	945	583	543
Appropriate portion (1/3) of rent expense	1,849	1,215	812	524	449
Total fixed charges	$11,978	$8,675	$8,084	$8,079	$8,065

Earnings before income taxes and fixed charges	$43,867	$29,677	$27,846	$26,931	$23,087
Ratio of earnings to fixed charges	3.66	3.42	3.44	3.33	2.86

Excluding Interest Paid on Deposits:
Earnings before income taxes	$31,889	$21,002	$19,762	$18,852	$15,022

Combined fixed charges:
Interest expense on trust preferred securities	1,365	1,365	1,365	1,365	1,366
Interest expense on subordinated debentures	1,261	—	—	—	—
Interest expense on borrowed funds	1,899	1,679	945	583	543
Appropriate portion (1/3) of rent expense	1,849	1,215	812	524	449
Total fixed charges	$6,374	$4,259	$3,122	$2,472	$2,358

Earnings before income taxes and fixed charges	$38,263	$25,261	$22,884	$21,324	$17,380
Ratio of earnings to fixed charges	6.00	5.93	7.33	8.63	7.37